FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of APRIL, 2007

MADISON MINERALS INC. (File #0-29250)
(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9
(Address of principal executive offices)

Attachments:

1.   Madison Minerals Inc. News Release dated April 27, 2007.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____   No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Madison Minerals Inc. .
(Registrant)

Date: May 4, 2007   By: *"J.G. Stewart"*
                                    G. Stewart

                            Its: Secretary
                                    (Title)

Madison Minerals Inc.
2000 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9
Phone: (604) 331-8772 Fax: (604) 331-8773

May 4, 2007

SECURITIES AND EXCHANGE COMMISSION   VIA EDGAR
Judiciary Plaza Office Building
450 Fifth Street, N.W.
Washington, D.C.   20549

Dear Sir or Madam:

RE: Madison Minerals Inc. - (File #0-29250)
Form 6-K

On behalf of Madison Minerals Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

MADISON MINERALS INC.

"J.G. Stewart"

per: James G. Stewart
Secretary

Enclosures

cc: Standard & Poor's Corporation (w. 3 copies)
        OTCBB Filings, Attention: Pam Morris
        Miller Thomson, Attention: Rupert Legge

MADISON
MINERALS INC.

Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
Tel: (604) 331-8772   **Fax**: (604) 331-8773   **E-mail**: info@madisonminerals.com

April 27, 2007

Trading Symbols: TSX Venture – MMR
OTC\BB – MMRSF
Web Site: www.madisonminerals.com

MADISON APPOINTS CFO

Madison Minerals Inc. ("Madison") (TSX-V: MMR) is pleased to announce that Ian Brown has joined Madison as its Chief Financial Officer. Mr. Brown is an honours graduate in Commerce from the University of Toronto and is a Chartered Accountant. He has spent over 25 years as a financial executive in the mineral exploration industry, working with many large-scale exploration projects in North and South America, Africa and Southeast Asia. He has wide-ranging experience in structuring project operations in overseas and remote locations. Mr. Brown's extensive public company experience includes international M&A transactions and graduation to senior exchanges. He also has a particular interest in corporate governance issues.

Madison also reports that it has, subject to regulatory approval, granted incentive stock options entitling the purchase of up to 200,000 shares at a price of $0.77 per share until April 27, 2012.

To find out more about **Madison Minerals Inc.** (TSX-V: MMR; OTC\BB – MMRSF), please visit our website at www.madisonminerals.com.

On behalf of the Board of Directors of
MADISON MINERALS INC.

"Chet Idziszek"
Chet Idziszek, President